Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya Group inc. For the quarter ended June 30, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three months ended June 30, 2020. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s interim condensed consolidated financial statements (the "Q1 Financial Statements") and accompanying notes for the three months ended June 30, 2020 and 2019, as well as the audited consolidated financial statements and MD&A for the fiscal year ended March 31, 2020. These documents, as well as the Company’s Annual Report on Form 20-F, and additional information regarding the business of the Company, are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
For reporting purposes, the Company prepared the Q1 Financial Statements in Canadian dollars in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US$” are to U.S. dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See the section titled “Non-IFRS Measures”.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available to it up to August 12, 2020, the date the Company’s Board of Directors (“Board”) approved this MD&A and the Q1 Financial Statements.
2. Forward-Looking Statements
This MD&A contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three to five year strategic plan; (iii) our ability to develop new business, broaden the scope of our service offerings and enter into new contracts; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the impact of the COVID-19 pandemic and related response measures on our business operations, financial results and financial position and those of our clients and on the economy in general.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |1

reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of this MD&A and the MD&A for the year ended March 31, 2020, as well as in Alithya's other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter statements containing any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
Alithya is a leader in strategy and digital transformation, with more than 2,100 professionals in Canada, the U.S., and Europe. For over 25 years, Alithya’s experts have advised, guided and assisted clients in their pursuit of innovation and excellence and the achievement of their business objectives through the optimal use of digital technologies.
Alithya deploys solutions, services, and expert consultants to design, build and implement innovative and efficient solutions for the complex business challenges of its clients, tailored to their business needs in the financial services, energy, manufacturing, telecommunications, transportation and logistics, professional services, healthcare and government sectors.
Business Offerings
Business offerings include a comprehensive range of digital technology services to address client needs:
•Business Strategy. Alithya leads clients through essential decision-making processes regarding strategic planning, change management, systems evolution, operational processes, and more. Applying the most recurrent methodologies, we help our clients optimize efficiency and successfully navigate the digital transformation age. We achieve results by leveraging an array of Business Strategy services, including strategic consulting, digital transformation, organizational performance and enterprise architecture.
•Application Services. Alithya’s experts guide clients through all facets of Application Services, from migration of legacy systems into future-ready digital solutions, to the development of completely new solutions using state-of-the-art technologies. Our experts assist our clients in the choice between cloud, on-premise, and hybrid hosting strategies and solutions. Alithya’s Application Solutions services include digital applications DevOps, legacy systems modernization, control and software engineering, cloud infrastructure, quality assurance and automated testing.
•Enterprise Solutions. Working with key industry partners, including some of the world’s largest vendors of Enterprise Solutions, Alithya’s experts help clients deploy company-wide systems to improve the efficiency of their finance, human capital, operations, and marketing functions. Alithya’s Enterprise Solutions services include Enterprise Resource Planning (ERP), Corporate Performance Management (CPM/EPM), Customer Relationship Management (CRM/CXM) and Human Capital Management (HCM).
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |2

•Data and Analytics. Data analysis plays a critical role in the optimization of business processes. Leveraging specialized IT systems and software, Alithya’s data scientists help clients gain business insight and drive better decision-making through enhanced data collection, big data analytics, machine learning automation and reporting. Alithya’s Data and Analytics services include business intelligence, data management, artificial intelligence and machine learning, as well as Internet of Things (IoT).
Geographically, Alithya’s operations span Canada, the United States and Europe, providing a full spectrum of strategy and digital technology services with deep expertise in a range of technologies and business domains.
Competitive Environment
Today, for many companies, digital systems and infrastructures are among their most important and strategic assets. Not only do these assets require significant investments, but they increasingly serve as key differentiators and drivers of growth for customers.
Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with proprietary business processes, combined with product customization. That is where digital transformation comes into play, inviting companies to make a shift in their approach and to evolve from traditional information technologies to flexible digital technologies.
As businesses’ technology spending continues to increase, digital technology firms are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the use of the most optimal technologies.
Alithya believes it is well positioned to respond to these trends in clients’ investments in digital technology. Alithya’s business model is built on a philosophy of offering flexible and creative solutions, enabling clients to realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and consulting partner capable of delivering rapid results for its clients.
4. Business Strategic Plan
Alithya has adopted a three to five year strategic plan which sets as a goal to become a North American digital transformation leader.
Under this plan, Alithya will take advantage of its consolidated scale and scope to leverage its geographies, expertise, integrated offerings, and position on the value chain to target growing IT services segments. Alithya believes its specialization in digital technologies and the flexibility of its approach resonates directly with clients and enables it to exceed their expectations.
Alithya has established a three-pronged plan focusing on:
•Increasing scale through organic growth and strategic acquisitions by:
◦Sustaining steady organic growth through innovation, higher-value offerings and client-relationships based on trust;
◦Completing value enhancing acquisitions by way of a North America geographic expansion to complement current market presence, while progressively adding major integrated enterprise solutions offerings and selected specialized expertise;
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |3

•Achieving best-in-class employee engagement by:
◦Fostering a culture of collaboration and ownership;
◦Cultivating employee well-being and personal growth;
◦Investing in the development of our leaders and employees;
•Providing our investors, partners and stakeholders with long-term growing return on investment by:
◦Strengthening our existing relationships with clients, as a key trusted advisor, by generating long-term value;
◦Investing in innovation and higher value service offerings;
◦Acting responsibly, with a sustainable and respectful vision for our stakeholders.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |4

5. Financial Highlights

Results of Operations	Three months ended June 30,
(in $ thousands)	2020	2019
	$	$
Revenues	70,711	72,218
Net Loss	(4,529)	(1,547)
EBITDA (1)	66	1,522
EBITDA Margin (1)	0.1%	2.1%
Adjusted EBITDA (1)	3,269	3,026
Adjusted EBITDA Margin (1)	4.6%	4.2%

Other	June 30,	March 31,
(in $ thousands)	2020	2020
	$	$
Total Assets	251,880	257,816
Net Bank Borrowing (2)	9,770	26,940

Shares and Stock Options Outstanding	August 10,
2020
Class A subordinate voting shares ("Subordinate Voting Shares")	50,912,251
Class B multiple voting shares ("Multiple Voting Shares")	7,168,984
Options (3)	3,864,129
Deferred Share Units ("DSU")	200,007
Restricted Share Units ("RSU")	181,498

1 These are non-IFRS financial measures defined below and accompanied by a reconciliation to the most directly comparable IFRS financial measure. Refer to the section below titled “Non-IFRS Financial Measures”.
2 This is a non-IFRS financial measure as defined below. Refer to the section below titled “Non-IFRS Financial Measures” and to section 10.6 for the calculated amount.
3 Includes 963,160 stock options to purchase Multiple Voting Shares.
•Revenues decreased 2.1% to $70.7 million, compared to $72.2 million for the same quarter last year
•New bookings(1) totaled $80.5 million, which translated into a book-to-bill ratio(1) of 1.14 for the quarter
•Gross margin percentage decreased to 28.9%, from 29.3% for the same quarter last year, and increased sequentially from 28.6% for the fourth quarter of fiscal 2020
•Adjusted EBITDA reached $3.3 million, an 8.0% improvement over the same quarter last year and a 62.2% increase sequentially from the fourth quarter of fiscal 2020
•Net loss of $4.5 million, or $0.08 per share, compared to a loss of $1.5 million, or $0.03 per share, for the same quarter last year
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |5

•Net cash from operating activities of $8.1 million, a record for a single quarter and a 95.4% improvement over the $4.2 million generated for the same quarter last year
•Solid financial position with net bank borrowing of $9.8 million at the end of the quarter, compared to $26.9 million as at March 31, 2020
6. Non-IFRS Measures
This MD&A includes certain measures which have not been prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.
The non-IFRS measures used by Alithya are described below:
•“EBITDA” refers to net income before adjusting for income tax expense (recovery), financial expenses, amortization of intangibles, depreciation of property and equipment and right-of-use assets, and impairment of intangibles and goodwill. Management believes that EBITDA is a useful measure as it provides an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed. For a reconciliation of net loss to EBITDA, see the section titled “EBITDA and Adjusted EBITDA” below.
•“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period. See the section titled “EBITDA and Adjusted EBITDA” below.
•"Adjusted EBITDA” refers to net income before adjusting for income tax expense (recovery), financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, impairment of intangibles and goodwill, share-based compensation, business acquisitions and integration costs, severance, internal ERP systems implementation and other redundant and non-recurring items. Management believes that adjusted EBITDA is a useful measure as it provides an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net loss to adjusted EBITDA, see the section titled “EBITDA and adjusted EBITDA” below.
•“Adjusted EBITDA Margin” refers to the percentage of total revenue that adjusted EBITDA represents for a given period. See the section titled “EBITDA and Adjusted EBITDA” below.
•“Net Bank Borrowing” refers to long-term debt, less balances of purchase payable, unsecured promissory notes under the Payroll Protection Program ("PPP"), deferral of employment tax payments under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), unamortized transaction costs, cash, short-term deposits, and restricted cash. For the calculation of net bank borrowing, see the section titled “Long-Term Debt and Net Bank Borrowing” below.
•‘’Bookings’’ refers to the amount of new bookings, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts occurring during the period.
•‘’Book-to-Bill Ratio’’ refers to bookings divided by revenues, for the same period.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |6

7. Results of Operations

	For the three months ended June 30,
(in $ thousands, except for per share data)	2020	2019
	$	$
Revenues	70,711	72,218
Cost of revenues	50,308	51,041
Gross margin	20,403	21,177

Operating expenses
Selling, general and administrative expenses	19,416	18,927
Business acquisitions and integration costs	913	674
Depreciation	882	786
Amortization of intangibles	3,654	2,551
Foreign exchange loss	8	54
	24,873	22,992
Operating loss	(4,470)	(1,815)
Financial expenses	728	621
Loss before income taxes	(5,198)	(2,436)
Income tax expense (recovery)
Current	789	38
Deferred	(1,458)	(927)
	(669)	(889)
Net loss	(4,529)	(1,547)
Basic and diluted loss per share	(0.08)	(0.03)

7.1Revenues
Revenues amounted to $70.7 million for the three months ended June 30, 2020, a $1.5 million decrease, or 2.1%, from $72.2 million for the three months ended June 30, 2019.
In Europe, revenues decreased by $1.3 million, or 38.4%, to $2.0 million, from $3.3 million for the same quarter last year, primarily due to the impacts of COVID-19. Revenues in Canada and the U.S. decreased by $0.2 million, year-over-year. The negative impacts of COVID-19, reduced external spending at a few of the Company's largest Canadian clients compared to the same quarter last year, and lost revenues from the divestiture of our U.K. subsidiary in the third quarter of last year were partially offset by incremental revenues from the acquisitions of Matricis Informatique Inc. ("Matricis Informatique"), Travercent LLC ("Travercent"), and Group Askida Inc. and Askida Consulting Services Inc. (collectively, "Askida"). Despite the overall decrease in revenues, higher value-added, digital transformation service revenues increased, while lower margin service revenues decreased, largely due to the revenues from acquisitions and the commercial benefits of Alithya's larger scale.
On a sequential basis, revenues decreased by $2.5 million, or 3.4%, to $70.7 million, from $73.2 million for the fourth quarter of last year. The decrease in revenues reflects the impacts of COVID-19, which were felt particularly strongly in Europe where revenues decreased by $1.5 million. However, these negative impacts were partially offset by the stabilization of revenues from a few large Canadian clients whose external spending had lagged in previous quarters, and organic growth of revenues from our recent acquisitions, Matricis Informatique, Travercent, and Askida, compared to the quarter ended March 31, 2020.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |7

The Company's strategy to offer an increasing proportion of higher value-added services continued to unfold. In each of our markets, the expanded service offering attracted a growing number of new clients.
7.2Gross Margin
Gross margin decreased by $0.8 million, or 3.7%, to $20.4 million for the three months ended June 30, 2020, from $21.2 million for the three months ended June 30, 2019. Gross margin as a percentage of revenues decreased to 28.9% for the three months ended June 30, 2020, from 29.3% for the three months ended June 30, 2019. The decrease was driven primarily by reduced gross margin from Europe and the U.S., due to the negative impacts of COVID-19 on utilization rates and pricing, for a limited number of clients, partially offset by increased gross margin in Canada, due in part to the changing mix of revenues described above, and some governmental wage subsidies in Canada and Europe.
As a result, despite the above-mentioned impacts of COVID-19, gross margin increased on a sequential basis, from 28.6% to 28.9%, compared to the fourth quarter last year.
The Company’s long-term strategy to move towards higher value, digital transformation services, as well as the increasing use of permanent employees compared to contractors, continued to unfold.
7.3Segment Reporting
An operating segment is a component of a company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Alithya’s other segments.
Based on the information received and analyzed by decision-makers on a regular basis, Alithya has determined that it has a single reportable segment. Within this single reportable segment, results can be analyzed by geographic location (Canada, U.S. and Europe).
The following table presents total external revenues by geographic location:

	For the three months ended June 30,
(in $ thousands)	2020		2019
	$	%	$	%
Canada	38,370	54.2	38,570	53.4
U.S.	30,302	42.9	30,338	42.0
Europe	2,039	2.9	3,310	4.6
	70,711	100.0	72,218	100.0

* Certain figures have been reclassified to conform to the current three-month presentation.
7.4Operating Expenses
7.4.1Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, professional fees, occupancy costs, information technology and communications costs, share-based compensation, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $19.4 million for the three months ended June 30, 2020, an increase of $0.5 million, or 2.6%, from $18.9 million for the three months ended June 30, 2019. The additional expenses from the Matricis Informatique, Travercent, and Askida acquisitions, accounted for $2.2 million of the increase, and were partially
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |8

offset by a $2.3 million decrease in expenses from Alithya USA due to certain non-recurring items and cost-saving measures enacted in response to COVID-19 and a $0.4 million decrease in expenses in Europe due to government subsidies recorded against compensation costs and reduced travel expenses. Expenses in Canada increased by $1.0 million, or 10.2%, to $10.2 million for the three months ended June 30, 2020, from $9.2 million for the three months ended June 30, 2019, as increased share-based compensation of $1.4 million was partially offset by decreases of $0.3 million in travel costs and $0.2 million in business development costs, mainly due to COVID-19.
On a sequential basis, when compared to the fourth quarter of last year, selling, general and administrative expenses decreased by $2.1 million to $19.4 million, from $21.5 million, primarily due to cost-saving measures enacted in response to COVID-19. As previously discussed, management targets to continue decreasing administrative expenses, in proportion to revenues, as consolidation synergies materialize and scale increases.
7.4.2Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended June 30,
(in $ thousands)	2020	2019
	$	$
Stock option plan	170	128
Share purchase plan – employer contribution	133	111
Share-based compensation on shares vested during the year, issued on business acquisitions	1,246	102
Deferred share units	140	—
Restricted share units	9	—
	1,698	341

Share-based compensation amounted to $1.7 million for the three months ended June 30, 2020, representing an increase of $1.4 million, from $0.3 million for the three months ended June 30, 2019. The increase in share-based compensation was driven primarily by increased expenses related to the vesting of shares granted as share-based compensation to employees of previous business acquisitions.
7.4.3Business Acquisitions and Integration Costs
Business acquisitions and integration costs amounted to $0.9 million for the three months ended June 30, 2020, representing an increase of $0.2 million, from $0.7 million for the three months ended June 30, 2019, driven by an increase in integration costs mainly related to the acquisitions of Matricis Informatique, Travercent, and Askida.
7.4.4Depreciation
Depreciation totaled $0.9 million for the three months ended June 30, 2020, compared to $0.8 million for the three months ended June 30, 2019. These costs consisted primarily of depreciation on Alithya’s property and equipment and right-of-use assets.
Depreciation related to property and equipment amounted to $0.4 million for the three months ended June 30, 2020, representing an increase of $0.1 million, from $0.3 million for the three months ended June 30, 2019. Depreciation related to right-of-use assets amounted to $0.5 million for the three months ended June 30, 2020 and 2019.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |9

7.4.5Amortization of Intangibles
Amortization of intangibles increased by $1.1 million, to $3.7 million for the three months ended June 30, 2020, from $2.6 million for the three months ended June 30, 2019. These costs consisted primarily of amortization of customer relationships recognized on acquisitions.
Alithya amortizes customer relationships over a period of three to ten years and recorded $2.7 million and $2.3 million of customer relationship amortization expense for the three months ended June 30, 2020 and 2019, respectively. The increase was related primarily to the amortization expense on the customer relationships recognized from the acquisitions of Matricis Informatique, Travercent, and Askida.
7.4.6Foreign Exchange Gain
Foreign exchange gain was immaterial for the three months ended June 30, 2020 and 2019.
7.5Other Income and Expenses
7.5.1Financial Expenses
Financial expenses are summarized in the table below:

	For the three months ended June 30,
(in $ thousands)	2020	2019
	$	$
Interest on long-term debt	310	365
Interest and financing charges	25	95
Interest on lease liabilities	135	55
Amortization of finance costs	53	80
Interest accretion on balances of purchase payable	210	28
Interest income	(5)	(2)
	728	621

Financial expenses amounted to $0.7 million and $0.6 million for the three months ended June 30, 2020 and 2019, respectively. They were mainly driven by interest on long-term debt and interest accretion on balances of purchase payable during the three months ended June 30, 2020, and by interest on long-term debt and interest and financing charges during the three months ended June 30, 2019.
7.5.2Income Taxes
Income tax recovery was $0.7 million for the three months ended June 30, 2020, representing a decrease of $0.2 million, from a recovery of $0.9 million for the three months ended June 30, 2019, due primarily to a decrease in tax losses in Alithya’s loss position entities.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |10

7.6Net Loss and Loss per Share
Alithya’s net loss for the three months ended June 30, 2020 was $4.5 million, an increase of $3.0 million, from $1.5 million for the three months ended June 30, 2019. The increased loss was driven by increased adjusted EBITDA, offset by increased non-recurring and unadjusted expenses, increased amortization of intangibles and depreciation, and decreased income tax recovery in the three months ended June 30, 2020, compared to the three months ended June 30, 2019. On a per share basis, this translated into a basic and diluted net loss per share of $0.08 for the three months ended June 30, 2020, compared to a net loss of $0.03 for the three months ended June 30, 2019.
8. EBITDA and Adjusted EBITDA
The following table reconciles net loss to EBITDA and adjusted EBITDA:

	For the three months ended June 30,
(in $ thousands)	2020	2019
	$	$
Revenues	70,711	72,218
Net loss	(4,529)	(1,547)
Financial expenses	728	621
Income tax recovery	(669)	(889)
Depreciation	882	786
Amortization of intangibles	3,654	2,551
EBITDA(1)	66	1,522
EBITDA Margin(1)	0.1%	2.1%
Adjusted for:
Foreign exchange loss	8	54
Share-based compensation	1,698	341
Business acquisitions and integration costs	913	674
Premise relocation expenses	322	87
Severance	139	—
Internal ERP systems implementation	123	348
Adjusted EBITDA(1)	3,269	3,026
Adjusted EBITDA Margin(1)	4.6%	4.2%

1 Non-IFRS measure. See “Non-IFRS Measures” above.
* Certain figures have been reclassified to conform to the current three-month presentation.
EBITDA amounted to $0.1 million for the three months ended June 30, 2020, representing a decrease of $1.4 million, from $1.5 million for the three months ended June 30, 2019. EBITDA Margin was equal to 0.1% for the three months ended June 30, 2020, compared to 2.1% for the three months ended June 30, 2019.
Adjusted EBITDA amounted to $3.3 million for the three months ended June 30, 2020, representing an increase of $0.3 million, or 8.0%, from $3.0 million the three months ended June 30, 2019. The contribution from acquisitions, increased margins from higher value-added business and reduced selling, general and administrative expenses after adjustments were partially offset by the general decline in overall revenues and gross margin. Adjusted EBITDA Margin was 4.6% for the three months ended June 30, 2020, compared to 4.2% for the three months ended June 30, 2019. On a sequential basis, adjusted EBITDA increased by $1.3 million, or 62.2%, to $3.3 million, from $2.0 million for the fourth quarter of last year.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |11

9. Bookings
Alithya is introducing information regarding new bookings, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts. This information can provide useful trend insight regarding changes in the volume of new business over time. The book-to-bill ratio is the value of new bookings over revenues, for the same period, which allows the monitoring of the Company’s backlog and how the business varies over time.
New bookings can vary significantly quarter to quarter, depending on the timing of signing of contracts, as well as the relative size of those contracts. In addition, the pace of conversion of new bookings to revenues can also vary broadly depending on the characteristics of the underlying services and projects. Booking information is a non-IFRS measure, which involves judgments, estimates and assumptions, which does not have a standard industry definition, and which does not replace the analysis of historical revenues. We do not update booking information, which is subject to changes from subsequent reductions or terminations related to bookings previously reported, including foreign exchange variations. The majority of our contracts are terminable by the client upon short notice.
New bookings during the three months ended June 30, 2020 were $80.5 million. This translates into a book-to-bill ratio, for the quarter, of 1.14.
At the end of fiscal 2021, the Company will begin providing trailing-twelve-month measures as well.
10. Liquidity and Capital Resources
10.1Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the three months ended June 30, 2020 and 2019:

	For the three months ended June 30,
(in $ thousands)	2020	2019
	$	$
Net cash from operating activities	8,123	4,157
Net cash used in investing activities	(1,615)	(753)
Net cash used in financing activities	(199)	(4,664)
Effect of exchange rate changes	(842)	(381)
Net change in cash	5,467	(1,641)
Cash at the beginning of the period	8,810	12,801
Cash at the end of the period	14,277	11,160

10.2Cash Flows from Operating Activities
For the three months ended June 30, 2020, net cash from operating activities was $8.1 million, representing an improvement of $3.9 million, or 95.4%, from $4.2 million for the three months ended June 30, 2019. The cash flows for the three months ended June 30, 2020 resulted primarily from the net loss of $4.5 million, plus $4.8 million of non-cash
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |12

adjustments to the net loss consisting primarily of depreciation and amortization and share-based compensation, more than offset by deferred taxes, and $7.9 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended June 30, 2019 resulted primarily from the net loss of $1.5 million, plus $2.8 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, more than offset by deferred taxes, and $2.9 million in favorable changes in non-cash working capital items.
Favorable changes in non-cash working capital items of $7.9 million during the three months ended June 30, 2020 consisted primarily of a $7.7 million decrease in accounts receivable and other receivables, a $2.5 million decrease in tax credits receivable, a $0.3 million increase in accounts payable and accrued liabilities, and a $0.6 million decrease in income taxes receivable, partially offset by a $2.6 million increase in unbilled revenue, a $0.6 million decrease in deferred revenue, and a $0.1 million increase in prepaids. For the three months ended June 30, 2019, favorable changes in non-cash working capital items of $2.9 million consisted primarily of a $3.6 million increase in accounts payable and accrued liabilities, a $1.6 million decrease in unbilled revenue, and a $0.5 million increase in deferred revenue, partially offset by a $1.2 million increase in accounts receivable and other receivables, a $1.1 million increase in tax credits receivable, a $0.3 million increase in prepaids and a $0.1 million increase in income taxes receivable.
10.3Cash Flows Used in Investing Activities
For the three months ended June 30, 2020, net cash used in investing activities was $1.6 million, representing an increase of $0.8 million, from $0.8 million of cash used for the three months ended June 30, 2019. The cash used in the three months ended June 30, 2020 resulted primarily from an increase in restricted cash and purchases of property and equipment mainly related to the relocation of certain office premises and computer equipment acquired to facilitate working remotely due to COVID-19. In comparison, the cash used in the three months ended June 30, 2019 resulted primarily from purchases of property and equipment related to the relocation of certain office premises.
10.4  Cash Flows Used in Financing Activities
For the three months ended June 30, 2020, net cash used in financing activities was $0.2 million, representing a decrease of $4.5 million, from $4.7 million of cash used for the three months ended June 30, 2019. The cash flows for the three months ended June 30, 2020 resulted primarily from $18.6 million in long-term debt repayments and $0.3 million in repayments of lease liabilities, partially offset by $17.7 million in proceeds from long-term debt, net of related transaction costs, and a tenant allowance of $0.9 million. In comparison, the cash used for the three months ended June 30, 2019 resulted primarily from $8.9 million in long-term debt repayments and $0.5 million in repayments of lease liabilities, partially offset by $4.7 million in proceeds from long-term debt, net of related transaction costs.
10.5Capital Resources
Alithya’s capital consists of cash, restricted cash, long-term debt and total equity. Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’ and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations, to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.
In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash on deposit and, where applicable, borrowings.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |13

In the context of COVID-19, governments in certain jurisdictions offer a number of financial assistance programs. The Company keeps track of such programs in order to verify its eligibility, on an ongoing basis. As such, certain subsidiaries of the Company are benefiting from certain programs in Canada, the U.S. and France.
10.6 Long-Term Debt and Net Bank Borrowing
Alithya has a $60.0 million senior secured revolving credit facility (the “Credit Facility”), which can be drawn in Canadian and U.S. dollars, and is available in prime rate advances, LIBOR advances, bankers’ acceptances and letters of credit up to $2.5 million. The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.00% to 1.50%, or bankers’ acceptances or LIBOR rates, plus an applicable margin ranging from 1.00% to 2.75%, as applicable for Canadian and U.S. advances, respectively. Until June 30, 2021, the applicable margin on the Canadian or U.S. advance and the bankers' acceptances and LIBOR advances is set at 1.50% and 2.75%, respectively. Thereafter, the applicable margin will be determined based on threshold limits for certain financial ratios.
The Credit Facility is secured by a first ranking hypothec on the universality of Alithya’s assets, excluding leased equipment and Investissement Quebec’s first ranking lien on tax credits receivable for the financing tied to refundable tax credits, to a maximum of $7,500,000. The Credit Facility matures in 2022 and is renewable for additional one-year periods at the lender’s discretion.
Under the terms of the Credit Facility, Alithya is required to maintain certain financial covenants which are measured on a quarterly basis. A monthly minimum availability test is also applicable until March 31, 2021. As at June 30, 2020 and March 31, 2020, Alithya was in compliance with its financial covenants.
As a result of the COVID-19 pandemic, on May 5, 2020, certain U.S. subsidiaries of the Company were accepted under the PPP of the CARES Act administered by the U.S. Small Business Administration ("SBA") and entered into unsecured promissory notes (the "Notes"). The Notes have a term of five years at an interest rate of 1% per annum, with a deferral of payments for the initial six months of the loan, with respect to any portion of the Notes which is not forgiven as described below.
Under the terms of the CARES Act, PPP loan recipients can apply for forgiveness for all or a portion of loans granted under the PPP. Such forgiveness will be determined, subject to limitations and ongoing rule making by the SBA, based on the timely use of loan proceeds for payroll costs, including payments required to continue group health care benefits, and certain rent, utility, and mortgage interest costs and the maintenance of employee and compensation levels. While there is no assurance the Company will obtain forgiveness of the PPP loan in whole or in part, the Company has and intends to use the proceeds of the Notes for qualifying expenses.
The CARES Act allows employers to defer the payments of the employer share of social security taxes during the period beginning on March 27, 2020 and ending on the earlier of December 31, 2020 or the date the Company receives a decision from the lender that the PPP loan is forgiven. The payment of the deferred social security taxes is due fifty percent on December 31, 2021 and the remaining amount on December 31, 2022.
Certain subsidiaries within the Group have applied for COVID-19 financial relief in Canada under the Canada Emergency Wage Subsidy (“CEWS”) program. The CEWS program is a wage subsidy program launched by the Canadian federal government to qualifying employers to subsidize payroll costs during the COVID-19 pandemic. The qualified subsidy amounts received under the CEWS program are non-repayable. In June 2020, the subsidiaries applied for $1.5 million of subsidy funding under the CEWS program for the period of March 15, 2020 to May 9, 2020, of which $1.0 million and $0.4 million were recorded during the quarter ended June 30, 2020 and March 31, 2020, respectively.
On July 21, 2020, the Canadian federal government adopted new rules under the CEWS program, including the extension to December 19, 2020, among other important changes. Based on the new rules certain subsidiaries within the Group may be eligible to receive further funding. Management continues to assess eligibility under the new rules. However, since those
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |14

amounts will be determined based on actual future revenues, it is not yet possible to provide a reasonable estimate of their expected amount.
Alithya Consulting SAS, a subsidiary located in France, received approximately €0.2 million ($0.4 million) pursuant to the French government’s partial activity program. The program is subject to certain annual limits per employee.
As at June 30, 2020, cash amounted to $14.3 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $3.2 million, and $26.9 million was drawn under the Credit Facility and classified as long-term debt. In comparison, as at March 31, 2020, cash amounted to $8.8 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $2.2 million, and $37.6 million was drawn under the Credit Facility and classified as long-term debt.
The following table reconciles long-term debt to net bank borrowing:

As at	June 30,	March 31,
(in $ thousands)	2020	2020
	$	$
Current portion of long-term debt	140	1,143
Long-term debt	51,681	52,086
Total long-term debt	51,821	53,229
Less:
Balances of purchase payable	15,526	15,609
Unsecured promissory notes under the PPP	8,578	—
Deferral of employment tax payments under the CARES Act	840	—
Unamortized transaction costs	(388)	(342)
Cash	14,277	8,810
Restricted cash	3,218	2,212
	42,051	26,289
Net Bank Borrowing(1)	9,770	26,940

(1) Non-IFRS measure. See “Non-IFRS Measures” above.
During the quarter ended June 30, 2020, Alithya's net bank borrowing decreased primarily as a result of the economic stimulus received under the CARES Act, consisting of funds received under the PPP and the deferral of employment tax payments and positive net cash from operating activities.
10.7 Contractual Obligations
Alithya is committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and technology licenses and infrastructure. There have been no material changes with respect to contractual obligations since March 31, 2020 outside of Alithya’s ordinary course of business.
10.8Off-Balance Sheet Arrangements
Alithya uses off-balance sheet financing for operating leases for certain premises that do not meet the right-of-use asset and lease liability recognition criteria and operating commitments for technology licenses and infrastructure, as disclosed in the section above titled "Contractual Obligations". There have been no material changes with respect to off-balance sheet arrangements since March 31, 2020 outside of Alithya’s ordinary course of business.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |15

11. Share Capital
In the context of the discussion on share capital, Alithya Group inc. will be referred to as “Alithya” or the “Company”, and the Company and its subsidiaries will be referred to as the “Group”.
11.1Issued

	Subordinate Voting Shares		Multiple Voting Shares
(in $ thousands)	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2020	50,904,533	191,820	7,168,984	3,515
Settlement of deferred share units	7,718	32	—	—
As at June 30, 2020	50,912,251	191,852	7,168,984	3,515

During the three months ended June 30, 2020, the following transaction occurred:
•7,718 DSU were settled and 7,718 Subordinate Voting Shares were issued with an approximate value of $32,000, reclassified from contributed surplus.
11.2Share Purchase Plan
Under the Company’s share purchase plan, the Group contributes an amount equal to a percentage of the employee’s basic contribution, depending on the position held by the employee. The employee may make additional contributions, for total employee contributions, including basic contributions, of up to 10% of the annual gross salary. However, the Group does not match contributions in the case of such additional contributions. The employee and the Group’s contributions are remitted to an independent administrative agent who purchases Subordinate Voting Shares on the open market on behalf of the employee through either the TSX or NASDAQ. The Group's contribution expense is recognized as share-based compensation.
11.3Long-Term Incentive Plan (the “Plan”)
The Company operates a plan which provides for awards of stock options, restricted shares, restricted share units, performance share units, DSU, and share appreciation rights to eligible employees and directors of the Company and its subsidiaries, all of which once exercised or settled result in the issuance of Subordinate Voting Shares.
11.4 Stock Options
Under the Company’s Plan, the Board may grant, at its discretion, stock options to purchase Subordinate Voting Shares to eligible employees and directors of the Company and its subsidiaries. The Board establishes the exercise price at the time the stock options are granted, where the exercise price must in all cases be not less than the greater of the closing price of such shares on the TSX and NASDAQ on the business day immediately prior to the grant date. Stock options vest, as set out in the applicable award agreement between the participant and the Company, which may include performance-based vesting conditions. Vesting is generally four years from the date of grant and the stock options may be exercised by the tenth anniversary of the grant date, except in the event of death, disability, retirement or termination of employment. The Plan provides that the aggregate number of Subordinate Voting Shares issuable pursuant to any type of awards under the Plan shall not exceed 10% of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |16

The following table presents information concerning stock option activity for the period:

	Number of stock options	Weighted average exercise price
		$
Beginning balance as at April 1, 2020	3,172,289	3.72
Granted	755,000	2.26
Forfeited	(43,200)	3.88
Expired	(5,959)	3.44
Ending balance as at June 30, 2020	3,878,130	3.43
Exercisable at period end	1,751,330	3.36

Included in the 1,751,330 of stock options exercisable as at June 30, 2020, 963,160 stock options are available to purchase Multiple Voting Shares.
On June 23, 2020, Alithya issued 570,000 and 185,000 stock options, to purchase a total of 755,000 Subordinate Voting Shares at an exercise price of $2.26 and US$1.67, respectively.
11.5Deferred Share Units
Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant DSU to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The DSU shall be settled on the date as set out in the applicable award agreement, between the participant and the Company, however not earlier than the participant’s termination date. If the agreement does not establish a settlement date then it shall be on the 90th day following the participant’s termination date for eligible Canadian participants and not earlier than on the date that is six months after the termination date for eligible U.S. participants.
The following table presents information concerning DSU activity for the period:

	Number of DSU	Weighted average exercise price
		$
Beginning balance as at April 1, 2020	140,885	4.06
Granted	66,840	2.10
Settled	(7,718)	4.16
Ending balance as at June 30, 2020	200,007	3.40

On June 30, 2020, 66,840 fully vested DSU, in aggregate, were granted to non-employee directors of the Company at a fair value of $2.10, per DSU, for an aggregate fair value of $140,364. The amounts have been recorded in share-based compensation expense.
11.6Restricted Share Units
Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant RSU to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The RSU shall vest on the third anniversary of the date of grant and will settle as soon as practicable following the expiry of the vesting period, unless otherwise specified by the Board at the time of grant.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |17

On June 23, 2020, 181,498 RSU, in aggregate, vesting one year from the date of grant, were granted to employees of the Company subject to the terms set out in the award agreement at a fair value of $2.26, per RSU, for an aggregate fair value of $410,185. An amount of $7,981 has been recorded in share-based compensation expense.
11.7Share-Based Compensation
The number of Alithya stock options granted to employees during the three months ended June 30, 2020 and 2019, the related compensation expense recorded, and the assumptions used to determine share-based compensation expense, using the Black-Scholes stock option pricing model, were as follows:

Period ended	June 30,	June 30,
(in $ thousands, except for per share data)	2020	2019
Compensation expense related to the options granted	4	9
Number of stock options granted	755,000	625,500
Weighted average fair value of options granted	$0.81	$1.25
Aggregate fair value of options granted	609	779
Weighted average assumptions
Share price	$2.26	$3.64
Exercise price	$2.26	$3.64
Risk-free interest rate	0.46%	2.42%
Expected volatility*	35%	30%
Dividend yield	—	—
Expected option life (years)	6.6	6.1
Vesting conditions – time (years)	3.2	3.3

* Determined on the basis of observed volatility in publicly traded companies operating in similar industries.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |18

12. Eight Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2018	2018	2019	2019	2019	2019	2020	2020
Revenues	37,093	58,168	72,643	72,218	67,363	66,245	73,181	70,711
Cost of revenues	29,372	41,721	51,391	51,041	46,680	46,084	52,228	50,308
Gross margin	7,721	16,447	21,252	21,177	20,683	20,161	20,953	20,403
	20.8%	28.3%	29.3%	29.3%	30.7%	30.4%	28.6%	28.9%
Operating expenses
Selling, general and administrative expenses	7,949	16,447	20,153	18,927	18,576	17,745	21,534	19,416
Business acquisitions and integration costs	1,033	3,178	592	674	1,416	1,374	1,173	913
Depreciation	197	238	324	786	810	878	894	882
Amortization of intangibles	1,489	2,445	2,663	2,551	2,531	2,716	3,480	3,654
Foreign exchange expense (gain)	(86)	57	(147)	54	(87)	30	(158)	8
Impairment of intangibles and goodwill	—	—	—	—	—	—	28,036	—
	10,582	22,365	23,585	22,992	23,246	22,743	54,959	24,873
Operating loss	(2,861)	(5,918)	(2,333)	(1,815)	(2,563)	(2,582)	(34,006)	(4,470)
Financial expenses	545	542	622	621	450	608	668	728
Gain on sale of subsidiary	—	—	—	—	—	(681)	—	—
Loss before income taxes	(3,406)	(6,460)	(2,955)	(2,436)	(3,013)	(2,509)	(34,674)	(5,198)
Income tax recovery	(1,283)	(1,034)	(225)	(889)	(683)	(694)	(699)	(669)
Net loss	(2,123)	(5,426)	(2,730)	(1,547)	(2,330)	(1,815)	(33,975)	(4,529)
Basic and diluted loss per share	(0.09)	(0.12)	(0.05)	(0.03)	(0.04)	(0.03)	(0.59)	(0.08)

Quarterly variances in Alithya's results are due primarily to seasonality. The revenues generated by Alithya's consultants are impacted by the number of working days in a particular quarter, which can vary as a result of vacations and other paid time off and statutory holidays. Similarly, customer information technology investment cycles are also affected by the seasonality of their own operations. Finally, quarterly variations can be attributed to the timing of acquisitions.
13. Critical Accounting Estimates
The preparation of Alithya’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
The Q1 Financial Statements have been prepared in accordance with the accounting policies adopted in the most recent annual consolidated financial statements for the year ended March 31, 2020. The accounting policies have been applied consistently by all Alithya entities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |19

Assessment of COVID-19 impact
As a result of the continued and uncertain economic and business impact of the COVID-19 pandemic, the Group has reviewed its estimates, judgments and assumptions used in the preparation of its interim condensed consolidated financial statements, including the determination of whether indicators of impairment exist for its tangible and intangible assets, including goodwill, estimated losses on revenue from fixed-fee arrangement contracts, the credit risk of its counterparties, and the estimates and judgments used for the measurement of its deferred tax assets. The estimates, judgments and assumptions used were the same as those applied in the Group's last annual audited financial statements for the year ended March 31, 2020.
As the situation is dynamic and the impact of COVID-19 on the Group’s operations and financial conditions will be impacted by the duration of government-mandated measures and overall customer demand, revisions may be required in future periods to estimates and assumptions. Although management expects COVID-19 related disruptions to continue during fiscal 2021, management believes that the Group’s long-term estimates and assumptions do not require further revisions, however management continues to monitor and evaluate the situation and its impact on the Group’s business.
14. Future Accounting Standards
At the date of authorization of these interim condensed consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Group. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Group’s consolidated financial statements, are detailed as follows:
New Standards and Interpretations Issued but Not Yet Effective
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. The amendments are effective for annual periods beginning on or after January 1, 2022. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. Management is currently assessing but has not yet determined the impact of this new standard on the Group’s consolidated financial statements.
On May 14, 2020, the IASB published Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), which specifies which costs a company includes when assessing whether a contract will be loss-making. The amendments are effective on January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Group’s consolidated financial statements.
On May 28, 2020, the IASB published COVID-19-Related Rent Concessions (Amendment to IFRS 16), which amends IFRS 16, Leases, to provide lessees with a practical expedient that relieves lessees from assessing whether a COVID-19-related rent concession is a lease modification. The amendments are effective for annual reporting periods beginning on or after June 1, 2020 and will be applied retrospectively. Management has completed its analysis of the guidance and does not expect it to materially impact the Group’s consolidated financial statements.
Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Group’s consolidated financial statements.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |20

15. Risks and Uncertainties
Alithya is subject to a number of risks and uncertainties and is affected by a number of factors which could have a material adverse effect on Alithya's financial position, financial performance, cash flows, business or reputation. These risks should be considered when evaluating an investment in Alithya and may, among other things, cause a decline in the price of the Subordinate Voting Shares.
Such risks and uncertainties include, but are not limited to, those discussed in the section entitled "Risks and Uncertainties" of the Company's MD&A for the fiscal year ended March 31, 2020, all of which are hereby incorporated by reference. The following update should be read in conjunction with these risks and uncertainties, which have not materially changed, but may increase even though mitigation measures have been implemented by the Company in light of the COVID-19 pandemic.
COVID-19 pandemic
In December 2019, a novel strain of coronavirus (SARS-CoV-2) causing an infectious disease called COVID-19 quickly spread around the world, impacting the markets in which Alithya operates towards the end of Alithya’s fiscal year ended March 31, 2020. The COVID-19 pandemic and the measures taken in response to it, including travel bans, self-imposed quarantine periods, mandated business closures and social distancing measures, as well as unprecedented uncertainty in the global economy, have imposed significant pressure on businesses in general and has had and will likely continue to have an adverse impact on the global economy in the short and long term, which poses the risk that Alithya’s customers, contractors and partners may, temporarily or permanently, be prevented from conducting business as they have historically or previously expected to, which could in turn have an adverse impact on Alithya’s business and results of operations. Although Alithya, and a significant number of its customers, were fortunate to continue operating as essential services providers by the Québec and Ontario governments, the COVID-19 outbreak has had impacts on Alithya’s business, with disruptions to its operations including temporary office closures, reduced activity and certain pricing adjustments with a limited number of clients, slower procurement decisions in some cases, and possible changes to customers’ spending and investment priorities. The continued spread of the COVID-19 pandemic could further result in: (i) reduced customer demand for Alithya’s services and solutions; (ii) customer pressure on pricing and payment terms; (iii) difficulty in invoice collection; (iv) demands from customers to change or terminate existing contracts or work orders; (v) the non-renewal of expiring customer contracts; (vi) reduction in budgets for government programs that may be used by Alithya to support its research and growth; (vii) delays and disruptions in services from Alithya’s third party service providers; and (viii) devotion of substantial amount of management time and resources and increased operating costs to mitigate the impact of the pandemic. Also, while the COVID-19 pandemic could create an increase for digital technologies and services in certain industry segments, which could benefit Alithya, there is no assurance that Alithya will be able to respond to such demand while providing services remotely or observing government recommendations.
The Company has taken and continues to take measures to protect the health and safety of its employees, work with its customers to minimize potential disruptions and address the challenges and opportunities posed by this global pandemic. The Company and its employees have transitioned to working remotely, relatively seamlessly, allowing us to continue supporting our customers without material disruption. The Company has also implemented several measures to protect its financial position and preserve liquidity, and strict cost containment measures including temporary management salary reductions, and reduced work weeks and temporary layoffs for a limited number of employees, some of which have returned to normal as of today. To ensure business continuity and retain existing highly trained and experienced technical consultants on which Alithya’s success depends in large part, certain subsidiaries of the Company are benefiting from governmental financial assistance programs in Canada, the U.S. and France.
As the Company continues to monitor the issues raised by the COVID-19 pandemic, it may take further actions that alter its business operations as may be required by governmental authorities, or that it determines are in the best interests of its employees, clients, partners and shareholders, and the Company cannot predict the potential effects any such alterations or modifications may have on its business, including the impact on its financial results. The extent to which the COVID-19
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |21

pandemic may further adversely impact Alithya’s business and results of operations depends on numerous evolving factors that are highly uncertain, difficult to predict and outside of Alithya’s control, including: (i) the duration and scope of the pandemic; (ii) actions taken by governments and other parties in response to the pandemic; (iii) the impact of the pandemic on the level of general economic activity; (iv) the effect of the pandemic on Alithya’s customers and customer demand for its services and solutions; (v) the ability of Alithya’s customers to pay for its services and solutions on time or at all; and (vi) Alithya’s ability to sell and provide its services and solutions to existing and prospective clients. Also, although Alithya has a business continuity plan in the event the health of any of its key employees would become at risk as a result of contracting COVID-19, there is no assurance that the implementation of such business continuity plan would be successful. While Alithya closely monitors the COVID-19 pandemic situation, as this pandemic is unprecedented and continuously evolving, it could affect Alithya’s business and results of operations in a manner that is not presently known or in a manner that Alithya does not currently consider will present significant risks to its operations. At the present time, no person, entity or expert can accurately predict the duration or scope of the pandemic and, although some impacts have materialized, it remains challenging for the Company to accurately estimate or quantify the full scope and magnitude of the pandemic’s impact on the Company, its business, financial condition and prospects. Furthermore, the trading price for Alithya’s Subordinate Voting Shares and the securities of other companies in the industry has been volatile as a result of the COVID-19 pandemic and a recession, slowdown or other sustained adverse market event resulting from the COVID-19 pandemic could materially and adversely affect the financial markets, the value of Alithya’s Subordinate Voting Shares and Alithya’s ability to obtain equity or debt financing on favorable or acceptable terms or at all.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |22

16. Management’s Evaluation of our Disclosure Controls and Procedures
Disclosure Controls and Procedures
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these disclosure controls and procedures, as defined under National Instrument 52-109 – Issuers’ annual and interim filings (“NI 52-109”) adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2020. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at March 31, 2020.
Internal Control over Financial Reporting
The Company has also established and maintains adequate internal control over financial reporting, as defined under NI 52-109 adopted by Canadian securities regulators and in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by management and other key employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The effectiveness of the Company’s internal control over financial reporting was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2020 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as at March 31, 2020.
Changes in Internal Control over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the quarter ended June 30, 2020, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management recognizes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all errors or misstatements on a timely basis.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the quarter ended June 30, 2020          |23